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                              September 1, 2022

       Russell H. McMeekin
       Chief Executive Officer
       mCloud Technologies Corp.
       550-510 Burrard Street
       Vancouver, British Columbia
       Canada, V6C 3A8

                                                        Re: mCloud Technologies
Corp.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed August 22,
2022
                                                            File No. 333-264859

       Dear Mr. McMeekin:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1

       Notes to the Condensed Consolidated Interim Financial Statements
       Note 4 - Revenue, page F-70

   1. Please clarify in detail why you are reversing revenue during the period ended June 30,
                                                        2022 for services that
had been performed in prior periods. In this regard, provide your accounting analysis
supporting why the termination of that arrangement is being recorded as a contract
modification. Refer to IFRS 15.18 through 21. Additionally, explain why the one-time payment from
Agnity received on July 29, 2022 will be recorded as a non-
                                                        revenue item as
disclosed on page 65 and explain whether that payment is consideration for surrendering
control of Agnity. That is, please describe how you will be report the loss of control over Agnity.
Refer to IFRS 10.25 and 26. Tell us whether the loss of control in
 Russell H. McMeekin
mCloud Technologies Corp.
September 1, 2022
Page 2
      Agnity will be reported as discontinued operations under IFRS 5. Please consider whether pro forma financial information is necessary to report the loss of control of Agnity. See
      Article 11 of Regulation S-X.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameRussell H. McMeekin
                                                          Division of
Corporation Finance
Comapany NamemCloud Technologies Corp.
                                                          Office of Technology
September 1, 2022 Page 2
cc:       Avital Perlman
FirstName LastName